SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK #1164771

As at September 25, 2003

NORTHERN DYNASTY MINERALS LTD.

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: September 25, 2003

* Print the name and title of the signing officer under his signature.

Northern Dynasty Minerals Ltd.

1020 - 800 W Pender St .
Vancouver BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
http://www.northerndynasty.com

NORTHERN DYNASTY DRILLING CONTINUES TO INTERSECT
EXCELLENT GOLD-COPPER GRADES AT PEBBLE PROJECT

September 25, 2003 , Vancouver , BC - Ronald Thiessen, President and CEO of Northern Dynasty Minerals Ltd. (TSX Venture: NDM; OTCBB: NDMLF) is pleased to announce that drilling within the Pebble gold-copper-molybdenum deposit continues to outline substantial volumes of higher-grade mineralization. Successful delineation of the higher-grade gold-copper resources will enable rapid recovery of capital costs during the early years of a large scale mining operation. In addition, drilling is confirming that the higher-grade mineralization is continuous, that it is open to extension, that new higher-grade areas exist, and that the Pebble deposit has an excellent configuration for very low cost, open pit mining.

Results from recently completed drill holes numbered 3094 through 3105 are reported below and a drill hole location map is posted on our website at www.northerndynasty.com. One of the new highlights is step-out drill hole 3105, located outside the western boundary of the Pebble deposit, that intersected 46.5 metres grading 0.92% copper equivalent1. This hole opens up the western side of the Pebble deposit to dramatic expansion. Core samples from nine more completed holes are being moved rapidly through the data logging and assaying process and results from these holes will be reported when received. Drilling is ongoing with approximately 20,000 feet still to be drilled within the currently budgeted 65,000 foot drilling phase.

Drill Hole Number		From (metres)	To (metres)	Intercept (metres)	Intercept (feet)	Au g/t	Cu %	Mo %	CuEQ[1] %
3094		109.1	203.6	94.5	310	0.46	0.36	0.018	0.71
3094	Incl.	139.6	197.5	57.9	190	0.48	0.41	0.021	0.79
3095		27.1	176.5	149.4	490	0.42	0.63	0.030	1.00
3095	Incl.	27.1	61.6	34.5	113	0.37	0.75	0.024	1.07
3095	Incl.	96.7	157.0	60.3	198	0.54	0.76	0.032	1.21
3096		112.5	398.1	285.6	937	0.28	0.30	0.020	0.55
3096	Incl.	164.4	193.6	29.2	96	0.39	0.34	0.037	0.71
3097		30.2	106.4	76.2	250	0.34	0.45	0.062	0.88
3098		42.1	224.6	182.5	599	0.30	0.42	0.047	0.76
3098	Incl.	42.1	99.4	57.3	188	0.44	0.64	0.046	1.07
3099		5.5	51.2	45.7	150	0.73	0.62	0.011	1.12
3100	Hole lost at bedrock
3101		70.5	89.1	18.6	61	0.38	0.52	0.018	0.83
3101		151.8	353.8	202.0	663	0.22	0.29	0.021	0.50
3102		23.8	77.4	53.6	176	0.49	0.36	0.007	0.69
3102		189.9	290.2	100.3	329	0.37	0.52	0.013	0.80
3104		51.2	252.4	201.2	660	0.31	0.42	0.016	0.67
3104	Incl.	106.1	146.2	40.1	132	0.35	0.55	0.026	0.87
3105		48.1	94.6	46.5	153	0.25	0.62	0.043	0.92

Note 1
Copper equivalent calculations use metal prices of US$0.80/lb for copper, US$350/oz for gold, and US$4.50/lb for molybdenum. Copper equivalent estimates have not been adjusted for metallurgical recoveries of gold and copper. Molybdenum recovery is assumed to be 60%. Adjustment factors to account for differences in relative metallurgical recoveries for gold, copper, and molybdenum will depend upon the completion of definitive metallurgical testing. CuEQ = Cu(%) + (Au (g/t) x 11.25/17.64) + (Mo(%) x 59.52/17.64)

The Pebble deposit is one of the world's largest undeveloped gold and copper resources. Prior to Northern Dynasty's drill program this year, Snowden Mining Industry Consultants Inc. estimated an inferred mineral resource for the deposit of 1.0 billion tonnes grading 0.61% copper-equivalent1 (0.40 g/t Au, 0.30% Cu, and 0.015% Mo above a cut-off grade of 0.30% copper equivalent). This resource estimate contains 13.1 million ounces of gold and 6.8 billion pounds of copper. It is based on 80 widely spaced holes drilled by Teck Cominco American Incorporated over the period 1988 to 1997; these holes were spaced from 100 to 250 metres apart throughout much of the deposit and up to 300 metres apart near the margins. Perhaps more importantly, Snowden also established for the first time that the deposit contains significant amounts of higher-grade resources: 271 million tonnes of 0.86% copper-equivalent (0.59 g/t Au, 0.43% Cu and 0.018% Mo above a cut-off grade of 0.70% copper-equivalent). In addition, the work showed that the Pebble deposit and its higher-grade portions are open to substantial expansion.

Pebble deposit mineralization is very continuous with almost no internal waste and is persistent over a broad area measuring at least 1.7 kilometres E-W by 1.7 kilometres N-S. Mineralization begins right at the bedrock surface, which is covered only by a thin veneer of gravels ranging from 5 to 25 metres thick, indicating the deposit will have an unusually low stripping ratio. The deposit remains unconstrained, allowing for expansion in most directions and to the northeast under Tertiary cover. Its total depth extent is unknown. Many of Teck Cominco's 80 widely spaced holes, which averaged 163 metres deep, bottomed in mineralization (50% bottomed in 0.60% copper equivalent or better). The size of the Pebble deposit is expected to increase with delineation drilling to depth and outside the Snowden resource estimate boundary.

The Pebble deposit comprises only 5% of a giant, 89 square-kilometre sulphide system that is covered by the property. Recently, the United States Geological Survey listed the Pebble mineralized system as the most extensive in the world. Large scale porphyry systems such as these commonly host multiple deposits. Since commencing exploration work last year at Pebble, Northern Dynasty has made several new deposit discoveries and established many other targets for developing substantial gold, copper and molybdenum resources within this giant mineralized system. In addition to the 11 new holes reported above and drilled in the Pebble deposit area, Northern Dynasty also completed a new exploration hole numbered 3103, located 350 metres north of the Pebble deposit. It intersected low-grade stockwork gold mineralization over its entire length (235 metres grading 0.45 grams gold per tonne). This hole and previous Teck Cominco holes in this area grading 1.37 g/t Au over 50 metres and 1.03 g/t Au over 112 metres indicate the potential for substantial bulk tonnage, gold-only deposits peripheral to the Pebble deposit.

Mark Rebagliati, P.Eng, is the Qualified Person for the Pebble Project and is supervising the quality control and quality assurance program. Logging and sampling is completed in Northern Dynasty's secure facility at Iliamna, Alaska. The NQ-size core is mechanically split and samples are transported to the SGS Mineral Services laboratory in Fairbanks for sample preparation. Sample pulps are shipped by airfreight to SGS Canada Inc., Toronto, Canada (an ISO 9002 certified laboratory) for analyses. Gold is determined by Fire Assay (FA) fusion with an Atomic Absorption Spectroscopy (AAS) finish. For results greater than 2,000 ppb gold, samples are re-analyzed by one-assay-ton FA fusion with a gravimetric finish. Copper assays are conducted with sodium peroxide fusion and an Inductively Coupled Plasma-Emission Spectroscopy (ICP-ES) finish. All samples are analyzed for Cu and Mo, and 31 additional elements by aqua regia digestion ICP-ES. NDM includes standards and duplicates in addition to the laboratory's internal quality control work.

Northern Dynasty is focused on developing an entire world-class mineral district at its Pebble gold-copper-molybdenum project, located in southwestern Alaska. Porphyry deposits worldwide are known for their large size and suitability to bulk-mining methods. They are the world's most important source of copper and molybdenum and many rank among the largest gold producers. The Pebble project is easily accessible and has excellent infrastructure for development. It is only 132 kilometres from tidewater along a proposed road route to a year round deep-sea port on Cook Inlet. The town of Iliamna, 25 kilometres from the project, is served by 3 to 4 daily scheduled flights from Anchorage; paving of two 5000-foot runways at the Iliamna airport was completed this summer. The Pebble district is located in a region of low rolling hills, with an average elevation of only 300 metres above sea level, and enjoys a more favourable winter climate than much of the north-central United States.

Northern Dynasty holds options to acquire a 100% interest (subject to no underlying royalty or back-in rights) in the "Resource Lands" which host the Pebble deposit. It can also earn a minimum 50% interest in the extensive surrounding "Exploration Lands". Northern Dynasty is a Hunter Dickinson Inc. managed company with 29.9 million shares outstanding. Hunter Dickinson Inc. companies have a strong record of success in exploring and developing large gold-copper porphyry projects, several of which have yielded exceptional returns for their shareholders.

For further details on Northern Dynasty Minerals Ltd. and its Pebble Project please visit Northern Dynasty's website at www.northerndynasty.com or contact Investor Services at 604-684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's home jurisdiction filings that are available at www.sedar.com.